TRANSMISSÃO
PAULISTA

04010639

04 MAR 17 AM 7:21

Data São Paulo, March 10, 2004

Ref.CT/F/00822/2004

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are attaching, herewith, copy of the Public Notice of the Relevant Fact regarding the deliberations of the Board of Directors that, in a meeting held on March 8, 2004, approved the proposals to be submitted to the General Shareholder's Meeting to be held opportunely, and the date of payment of the remuneratory interest on own capital,for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

NÍVEL 1 MERCADO BOVESPA-BRASIL

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Companhia Aberta - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the legal and regulatory provisions, informs that the Board of Directors, in a meeting held on 03/08/2004, approved the following proposals, to be opportunely submitted to the deliberation of the Ordinary General Shareholders' Meeting:

I. Report of the Administration and Financial Statements as of the fiscal year ended on December 31, 2003;

II. The Capital Budget for 2004, for the purposes foreseen in article 196, of Law No. 6.404/76;

III. Maintenance of the Profit remaining balance, in the amount of R$ 65,784,328.08, in the retained earnings account, according to article 196, of Law 6.404/76, and article 8, of the CVM Instruction 59/86, resulting from the net profit of 222,376,349.93 verified in 2003; and

IV. Imputation of R$ 147,249,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9863614 per lot of one thousand shares, whose credit was previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws.

In this date, the Board of Directors also approved the payment of R$ 78,849,000.00, to be paid on June 21, 2004, regarding the gross value of the remuneratory interest on own capital, equivalent to R$ 0.5281775 per lot one thousand shares, whose credit was approved by the Board of Directors on 09/08/03 and accounted on 09/30/03, being observed the withholding at source, according to Notice of the Relevant Fact published on 09/09/03, in the newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo.

São Paulo, March 8, 2004

Cláudio Cintrão Forghieri
Chief Financial Office
And Investors Relations Director